SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____)*


                            GOLDEN TELECOM, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 38122G107
    -------------------------------------------------------------------
                               (CUSIP Number)

                              GRIER C. RACLIN
                       GLOBAL TELESYSTEMS GROUP, INC.
                           4121 WILSON BOULEVARD
                        STAFFORD PLACE II, 8TH FLOOR
                            ARLINGTON, VA 22203
                               (703) 236-3100
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             DECEMBER 24, 1999
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         428,600

                10  SHARED DISPOSITIVE POWER

                    1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.98%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAPITAL INTERNATIONAL INVESTMENTS, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         428,600

                10  SHARED DISPOSITIVE POWER

                    1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.98%

14  TYPE OF REPORTING PERSON*

    00 - limited liability company

                             SCHEDULE 13D

CUSIP No. 38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAPITAL INTERNATIONAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         428,600

                10  SHARED DISPOSITIVE POWER

                    1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.98%

14  TYPE OF REPORTING PERSON*

    CO; IA

                             SCHEDULE 13D

CUSIP No. 38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAPITAL GROUP INTERNATIONAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         428,600

                10  SHARED DISPOSITIVE POWER

                    1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.98%

14  TYPE OF REPORTING PERSON*

    HC; CO

ITEM 1.       Security and Issuer
              -------------------

               This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12, Krasnokazarmennaya Str., Moscow, Russia 111250.



ITEM 2.       Identity and Background
              -----------------------

               This Statement is being filed by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"). CIPEF, a Delaware limited partnership, is a private investment partnership. Capital Investments, a Delaware limited liability company, is a limited liability company and is the sole general partner of CIPEF. Capital International, a California corporation, is an investment management company and the managing member of Capital Investments. CGII is the sole shareholder of Capital International. CGII, a California corporation, is a holding company for a group of investment management companies.

               The address of the principal office of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821. The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, Los Angeles, CA 90025.

               The name, business address, citizenship, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each executive officer and director of Capital International, Capital Investments and CGII is set forth on Schedule I hereto, which is incorporated herein by reference.

               During the last five years, none of the Reporting Parties or, to the knowledge of the Reporting Parties, any of the persons listed on
Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

               The purchase price for the 1,250,000 shares of Common Stock acquired pursuant to the Subscription Agreement (attached hereto as Exhibit 99.1) was $15,000,000. The aggregate purchase price of the 428,600 shares of Common Stock acquired in open market purchases was $4,999,662.90. All of such purchases and sales were made by CIPEF pursuant to the Subscription Agreement or through open market transactions. The funds for the acquisition of the shares of Common Stock by CIPEF came from the capital contributions of the general partner and the limited partners of CIPEF.



ITEM 4.       Purpose of Transaction
              ----------------------

               (a) CIPEF has acquired the Common Stock beneficially owned by it for investment purposes and in the ordinary course of business. None of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Item 4. However, the Reporting Parties intend to review on a continuing basis the investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

               (b) Shareholders and Registration Rights Agreement provides that the Issuer will appoint one individual designated by CIPEF to the Board of Directors of the Issuer and GTS will vote its shares in favor of such individual. During the period of time that GTS is required to vote for CIPEF's nominee, CIPEF will vote in favor of GTS' nominees.

ITEM 5.       Interest in Securities of the Issuer
              ------------------------------------

               (a) Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 1,678,600 shares of Common Stock. Based on an aggregate of 24,050,125 outstanding shares of Common Stock (the "Outstanding Shares") (reflecting 22,800,125 shares reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 1999 to be outstanding at November 11, 1999, plus 1,250,000 shares issued to CIPEF pursuant to the Subscription Agreement) this would represent 6.98% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock held by CIPEF, except to the extent of its direct or indirect pecuniary interest in CIPEF.

               Due to the Shareholders and Registration Rights Agreement that CIPEF has entered into with the Issuer and Global TeleSystems Group, Inc. ("GTS") (see Item 6), as of the date hereof, the Reporting Parties may be deemed pursuant to Rule 13d - 3 under the Act to share beneficial ownership of 15,056,328 shares of Common Stock, representing 62.6% of the Outstanding Shares, which are owned of record by GTS. Each Reporting Party disclaims beneficial ownership of all shares of Common Stock held by GTS.

               As of the date hereof, CIPEF beneficially owns 1,678,600 shares of Common Stock, representing 6.98% of the Outstanding Shares.

               Except as set forth herein, to the knowledge of the Reporting Parties, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock, except to the extent of any indirect pecuniary interest in CIPEF.

               (b) The number of shares of Common Stock with respect to which CIPEF (i) has sole voting power is zero, (ii) shares voting power is 16,734,928, (iii) has sole dispositive power is 428,600 and (iv) shares dispositive power is 1,250,000. Due to the Shareholders and Registration Rights Agreement, (x) CIPEF and GTS may be deemed to share the voting power (as described in Item 6 below) of all of the shares of Common Stock held by them and (y) CIPEF may be deemed to share dispositive power with GTS over the Common Stock it purchased pursuant to the Subscription Agreement. As noted above, CIPEF disclaims ownership of all shares of Common Stock held by GTS. Each of Capital International, Capital Investments and CGII disclaims ownership of all shares beneficially owned by CIPEF, except to the extent of a direct or indirect pecuniary interest in CIPEF.

               GTS, a Delaware corporation, is an independent provider of telecommunications services to businesses, other high usage customers and telecommunications carriers in Europe. The principal executive offices of GTS, Inc. are located at 4121 Wilson Boulevard, 8th Floor, Arlington, VA 22203.

               According to the Schedule 13D filed by GTS on October 14, 1999, during the five years prior to that date, GTS has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

               (c) A description of all the transactions of the Reporting Parties in the shares of Common Stock is attached hereto as Schedule II, which is incorporated herein by reference. All of these transactions were effected pursuant to the Subscription Agreement attached hereto as Exhibit
99.1 or on the open market on the Nasdaq Stock Market. Except as set forth herein, none of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

               (d) The partners of CIPEF have the right to receive the proceeds from the sale of all the shares of Common Stock owned of record by CIPEF.

               (e) Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
              -------------------------------------------------------------

               CIPEF entered into the Subscription Agreement attached hereto as Exhibit 99.1 with the Issuer. The Subscription Agreement relates to 1,250,000 shares of Common Stock of the Issuer. The Issuer made standard warranties regarding the valid issuance of the shares of Common Stock sold to CIPEF, the transfer to CIPEF of such Common Stock free of encumbrances, and its authority to effect the sale of such shares. The Issuer also made a warranty regarding the accuracy of certain information provided to CIPEF which information related to the Issuer. CIPEF warranted that it acquired the shares of Common Stock for its own account and without a view to the public distribution of such shares or any interest therein. In addition, CIPEF agreed not to sell or otherwise dispose of the shares of Common Stock it purchased pursuant to the Subscription Agreement for a period of six months after the purchase of such Common Stock.

               The Shareholders and Registration Rights Agreement, entered into by CIPEF, the Issuer and GTS, provides that after the six month lock-up period CIPEF may exercise certain registration rights. The Shareholders and Registration Rights Agreement also provides that if GTS plans to sell shares of Common Stock to a third party and that sale would result in (x) such third party owning more than one-third plus one share of the outstanding Common Stock and (y) GTS holding less than such amount, then (i) CIPEF may require that a percentage of its shares of Common Stock be included in the sale to the third party or (ii) subject to certain conditions, GTS may require CIPEF to sell to the third party a percentage of the shares of Common Stock CIPEF purchased pursuant to the Subscription Agreement.

               In addition, the Shareholders and Registration Rights Agreement provides that the Issuer will appoint one individual designated by CIPEF to the Board of Directors of the Issuer and GTS will vote its shares in favor of such individual. During the period of time that GTS is required to vote for CIPEF's nominee, CIPEF will vote in favor of GTS' nominees.

               Except as described above, none of the Reporting Parties or, to the knowledge of the Reporting Parties, any of the persons listed on
Schedule I hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.       Material to be Filed as Exhibits
              --------------------------------

                  Exhibit 99.1:     Subscription Agreement.

                  Exhibit 99.2:     Shareholders and Registration
                                    Rights Agreement.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 1999

                                  CAPITAL GROUP INTERNATIONAL, INC.


                                  By:   /s/  Philip de Toledo
                                     ------------------------------
                                     Name:  Philip de Toledo
                                     Title: Senior Vice President
                                             & PFO


                                  CAPITAL INTERNATIONAL, INC.

                                  By:   /s/  Peter C. Kelly
                                     ------------------------------
                                     Name:  Peter C. Kelly
                                     Title: Senior Vice President



                                  CAPITAL INTERNATIONAL INVESTMENTS, LLC
                                  By:  Capital International, Inc.
                                  Its: Managing Member

                                  By:   /s/  Peter C. Kelly
                                     ------------------------------
                                     Name: Peter C. Kelly
                                     Title: Senior Vice President


                                  CAPITAL INTERNATIONAL GLOBAL EMERGING
                                    MARKETS PRIVATE EQUITY FUND, L.P.
                                  By:  Capital International Investments, LLC
                                  Its: General Partner

                                  By:  Capital International, Inc.
                                  Its: Managing Member

                                  By:   /s/  Peter C. Kelly
                                     ------------------------------
                                     Name:  Peter C. Kelly
                                     Title: Senior Vice President

                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

               The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.

                               Present Principal Occupation or
        Name and Business                Employment                      Business Address            Citizenship
        ------------------               -----------                     -----------------           -----------

Capital International
---------------------

Walter P. Stern               Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                  New York, New York  10111-0121

David I. Fisher               Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Shaw B. Wagener               Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447

Philip de Toledo              Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Koenraad C. A. Foulon         Portfolio Manager                   25 Bedford Street                    Belgium
                                                                  London, England  WC2E 9HN

Hartmut Giesecke              Portfolio Manager                   1 Raffles Place                      Germany
                                                                  #24-00 OUB Centre
                                                                  Singapore  0104

Peter C. Kelly                Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Victor D. Kohn                Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Lam Nguyen-Phuong             Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                  #24-00 OUB Centre
                                                                  Singapore  0104

Darcy B. Kopcho               Research Analyst                    333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447

CGII
----

David I. Fisher               Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Richard C. Barker             Portfolio Manager                   One Market, Steuart Tower,            U.S.A.
                                                                  Suite 1800
                                                                  San Francisco, CA  94105-1409


Walter P. Stern               Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                  New York, New York  10111-0121


Nilly Sikorsky                Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                  1201 Geneva, Switzerland

Robert Ronus                  Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447
Capital Investments
-------------------

Koenraad C. A. Foulon         Portfolio Manager                   25 Bedford Street                    Belgium
                                                                  London, England  WC2E 9HN

                                   SCHEDULE II



            TRANSACTIONS IN SHARES OF COMMON STOCK ($0.01 PAR VALUE)
                   OF GOLDEN TELECOM, INC. (CUSIP # 38122G107)



           Name of Purchaser/Seller          Trade Date             Price Per Share        # of Shares Purchased/(Sold)
           ------------------------------------------------------------------------------------------------------------

                     CIPEF                    11/16/99                   12.00                      150,000
                     CIPEF                    11/18/99                   12.00                       75,000
                     CIPEF                    11/19/99                   11.00                       20,000
                     CIPEF                    11/29/99                   11.50                       75,000
                     CIPEF                    11/30/99                   11.6875                     10,000
                     CIPEF                    12/1/99                    11.625                      30,000
                     CIPEF                    12/2/99                    11.5625                     20,000
                     CIPEF                    12/3/99                    11.50                        7,500
                     CIPEF                    12/7/99                    10.5625                     10,000
                     CIPEF                    12/8/99                    10.375                       2,600
                     CIPEF                    12/10/99                   10.6326                     16,500
                     CIPEF                    12/13/99                   10.50                       12,000